Filed by HealthCor Catalio Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acquisition Corp.

Commission File No. 001-39949

Hyperfine, Liminal Sciences, and HealthCor Catalio Acquisition Corp. Announce Effectiveness of Registration Statement for Proposed Business Combination

GUILFORD, CT – November 29, 2021 — Hyperfine, Inc. (“Hyperfine”), creator of the first FDA-cleared portable magnetic resonance imaging (MRI) device, Swoop®, Liminal Sciences, Inc. (“Liminal”), a medical device development company dedicated to non-invasive measurement of key vital signs in the brain, and HealthCor Catalio Acquisition Corp. (“HealthCor”), a healthcare-focused special purpose acquisition company (SPAC), today announced that the Securities and Exchange Commission (“SEC”) has declared the Registration Statement on Form S-4 in connection with the proposed business combination between the companies to be effective.

An extraordinary general meeting of HealthCor shareholders (the "Special Meeting") to approve, among other things, the proposed business combination, will be held at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002 on December 21, 2021 at 10:00 a.m. Eastern Time. Shareholders may also attend the Special Meeting and vote their shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/hcspac/2021. HealthCor also announced today that it has filed with the SEC a definitive proxy statement/prospectus relating to the Special Meeting, and will commence mailing it on or about November 30, 2021 to its shareholders of record as of the close of business on November 4, 2021.

About Hyperfine and the Swoop® Portable MRI System

Hyperfine was founded with a vision to save lives by making Magnetic Resonance Imaging (MRI) more accessible and affordable. The company’s Swoop® Portable MR Imaging System™ is designed to address the limitations of current imaging technologies and make MRI accessible anytime, anywhere, to any patient. Swoop wheels directly to the patient’s bedside, plugs into a standard electrical wall outlet, and is controlled by an Apple iPad®. Designed as a complementary system to traditional MRIs at a fraction of the cost, images that display the internal structure of the head are captured by Swoop at the patient’s bedside, with results in minutes, enabling life-saving decision-making capabilities across a variety of clinical settings.

Hyperfine received FDA clearance for its portable MRI for the brain and head of patients of all ages in August 2020. Since its launch in the fall of 2020, Swoop has been honored repeatedly, as one of two finalists for the Best New Radiology Vendor of 2020 by Aunt Minnie, the winner of the American College of Emergency Physicians (ACEP) 2020 incubatED Medical Device Innovation Challenge, and with a Best Practices Product Innovation Award from Frost & Sullivan, and most recently as a 2021 Innovation Awards Honoree from CES. Hyperfine is part of 4Catalyzer, a health technology incubator with offices in Connecticut, New York, California, and Taiwan.

Hyperfine was founded in 2014 by Dr. Jonathan Rothberg, a serial entrepreneur who received the Presidential Medal of Technology and Innovation in 2016 for inventing Next Generation DNA sequencing and has founded multiple healthcare and technology companies, including 454 Life Sciences, Ion Torrent, CuraGen, Butterfly Network, and Quantum-Si. For more information, visit: https://hyperfine.io/.

About Liminal Sciences, Inc.

Liminal Sciences is committed to building a device to non-invasively measure key vital signs in the brain to enable unprecedented access to dramatically improve patient outcomes. Liminal was founded in 2018 by Dr. Jonathan Rothberg. For more information, visit: https://www.liminalsciences.com/.

About HealthCor Catalio Acquisition Corp.

HealthCor Catalio Acquisition Corp. (Nasdaq: HCAQ) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. HealthCor Catalio has stated a focus on the healthcare industry in the United States and other developed countries, with particular interest in the life sciences and medical technology sectors. For more information, visit: http://www.hcspac.com/.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination between HealthCor, Hyperfine and Liminal (the “Business Combination”), HealthCor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes the proxy statement/prospectus and certain other related documents and is both the proxy statement distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on November 26, 2021, and HealthCor will commence mailing the proxy statement/prospectus to its shareholders on or about November 30, 2021. HealthCor’s shareholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination.  Shareholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, HealthCor’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the timing of the completion of the Business Combination, and the potential benefits of Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development and commercialization activities, including the degree that Swoop is accepted and used by healthcare professionals; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Media Contact

Emily Barnes

APCO Worldwide

ebarnes@apcoworldwide.com

Investor Contact

Marissa Bych

Gilmartin Group LLC

investors@hyperfine.io